UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Front Yard Residential Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02153W100
(CUSIP Number)

Kevin J. Wilcox, Chief Administration and Risk Officer, Altisource Portfolio Solutions S.A., 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg 352-2469-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2019
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02153W100

1.	NAME OF REPORTING PERSON
Altisource Portfolio Solutions S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☑
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,605,485
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,605,485
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,605,485
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 02153W100

1.	NAME OF REPORTING PERSON
William B. Shepro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO/PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
194,860
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
194,860
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,860
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note
This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission ("SEC") on April 11, 2016 (as amended, the “Schedule 13D”), by Altisource Portfolio Solutions S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (which includes its relevant subsidiaries for purposes of the Schedule 13D) (“ASPS”), and William B. Shepro, an individual resident of the Grand Duchy of Luxembourg (each, a “Reporting Person,” and together, the “Reporting Persons”) as amended by Amendment No. 1 filed on May 11, 2016 and Amendment No. 2 filed on August 24, 2018. The securities to which the Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Shares”), of Front Yard Residential Corporation, a Maryland corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Each capitalized term used herein but not defined in this Amendment No. 3 shall have the meaning ascribed to such term in the Schedule 13D.
ITEM 2.    Identity and Background.
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:
(a)-(c) The name, citizenship, present principal occupation and business address of each director, executive officer and controlling person of ASPS are set forth on Schedule I, which replaces the corresponding schedule attached to the Schedule 13D filed on April 11, 2016.
(d) Neither the Reporting Persons nor any persons listed on Schedule I have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) Except as described in Schedule I, neither the Reporting Persons nor any persons listed on Schedule I have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
ITEM 5.     Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. All Shares of the Issuer beneficially owned by ASPS are currently held of record by its wholly owned subsidiary Altisource S.à r.l.
(c) Set forth below are all transactions with respect to Shares of the Issuer effected during the past 60 days. The transactions were sales by ASPS effected in the open market and one block trade on June 12, 2019 for 220,000 shares. The price per share excludes commissions paid.

Date of Transaction	Number of Shares Sold	Average Price per Share
05/10/19	17,563	$11.0000
05/15/19	101,800	$11.0417
05/22/19	5,360	$11.7043
05/23/19	20,000	$11.5572
05/24/19	13,554	$11.6424
05/30/19	24,914	$11.3398
05/31/19	15,300	$11.4585
06/04/19	4,651	$11.4000
06/05/19	8,131	$11.4017
06/07/19	38,891	$11.4769
06/10/19	644	$11.5000
06/11/19	30,274	$11.5092
06/12/19	220,000	$11.4700
06/13/19	10,200	$12.0071
06/14/19	10,000	$12.2001
06/17/19	10,000	$12.5120
06/19/19	7,635	$12.2500

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2019	Altisource Portfolio Solutions S.A.

	By:	/s/ Kevin J. Wilcox
	Name:	Kevin J. Wilcox
	Title:	Chief Administration and Risk Officer

June 20, 2019
/s/ William B. Shepro
William B. Shepro

Schedule I

EXECUTIVE OFFICERS AND DIRECTORS
OF
ALTISOURCE PORTFOLIO SOLUTIONS S.A.

The directors, executive officers and controlling persons of ASPS and their principal occupations and beneficial ownership of Shares of the Issuer are set forth below. Unless otherwise indicated, (i) the business address of each individual is that of ASPS at 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg, (ii) each principal occupation refers to ASPS and (iii) each individual is a United States citizen.

Directors and Executive Officers

Name	Principal Occupation	Number of Shares of the Issuer Beneficially Owned
William B. Shepro[1]	Chairman of the Board and Chief Executive Officer	194,860
Scott E. Burg[2]	Director, Lead Independent Director; Chief Investment Officer, Deer Park Road Management Company, LP	6,486,766
Joseph L. Morettini	Director	—
Roland Müller-Ineichen[3]	Director	1,541
Kevin J. Wilcox	Chief Administration and Risk Officer	116,670
Michelle D. Esterman	Chief Financial Officer	19,500
Marcello Mastioni[4]	Chief Operating Officer	—
Gregory J. Ritts	Chief Legal and Compliance Officer	—

Controlling Persons

Name	Principal Occupation	Number of Shares of the Issuer Beneficially Owned
William C. Erbey[5]	President, Salt Pond Holdings, LLC	2,277,542

1 Includes 174,860 shares held by the William B. Shepro Revocable Trust (as to which Mr. and Mrs. Shepro share voting and dispositive power).
2 Based on information contained in a Schedule 13G filed with the SEC on February 14, 2019. Mr. Burg’s business address is 1195 Bangtail Way, Steamboat Springs, Colorado 80487. On June 4, 2019, the SEC issued an order (the “Order”) to which, without admitting or denying the SEC’s findings (except as to jurisdiction), each of Deer Park Road Management Company, LP (“Deer Park”) and Mr. Burg voluntarily consented.  The Order included findings alleging that Deer Park violated Section 206(4) of the Investment Advisers Act and Rule 206(4)-7, and that Mr. Burg was a cause of Deer Park’s violations. The sanctions included a cease and desist order, a civil money penalty ($5 million for Deer Park and $250,000 for Mr. Burg), and a censure on Deer Park.  In addition, Deer Park undertook to conclude its work with an independent compliance consultant.
3 Mr. Müller-Ineichen is a citizen of Switzerland.
4 Mr. Mastioni holds a dual citizenship of Italy and Switzerland.
5 Based on information contained in a Schedule 13D/A filed with the SEC on March 4, 2015. Mr. Erbey’s business address is P.O. Box 25437, Christiansted, U.S. Virgin Islands 00824.